September 10, 2019

United States Securities and

Exchange Commission

Washington, DC 20549

Re:	Kibush Capital Corporation
Registration Statement on Form S-1 Filed August 7, 2019
File No. 333-233066

Dear Sir or Madam: Below please find our responses to comments received in the Commission’s letter dated September 3, 2019.

Cover Page

Comment 1. We note that if you sell the maximum amount of shares the company will receive $5,000,000 in gross proceeds. Please revise as it appears that the maximum gross proceeds is $500,000. In this regard, please revise the gross proceeds in the event you sell 75% of the shares offered.

Response 1. The Cover Page has been corrected as requested to show $500,000 in maximum gross proceeds and $375,000 as 75% of the shares offered.

Exhibit 23.2 Independent Registered Public Accounting Firm’s Consent, page 1

Comment 2. Please have your independent auditor revise their consent to:

●	Make reference to the appropriate filing;
●	Correct the audit report date for fiscal year ended September 30, 2018; and
●	Include the audit report date for fiscal year ended September 30, 2017.

Response 2. The Auditor’s Consent in Exhibit 23.2 has been corrected as requested.

Security Ownership of Management and Certain Securityholders, page 35

Comment 3. We note your beneficial ownership table on page 36. Please disclose the percentage of the class owned. In this regard, please update your beneficial ownership table to the most recent practicable date. See Item 403 of Regulation S-K.

Response 3. The Beneficial Ownership Table has been corrected, as requested.

Interests of Management and Others in Certain Transactions, page 36

Comment 4. We note your related party transactions on page F-15. Please disclose your related party transactions. Additionally, please disclose the information required by Item 404(c) of Regulation S-K for your promoters. See Item 404 of Regulation S-K.

Response 4. The related party transactions have been disclosed, as requested.

Experts, page 39

Comment 5. Your reference to the audited financial statements for the years ended March 31, 2019 and 2018 does not appear to be consistent with your audited financial statements for the years ended September 30, 2018 and 2017 provided on page F-20. Please revise your disclosure.

Response 5. The correction has been made on page 39 to note the audited financial statements of September 30, 2018 and 2017, as requested.

Finally, please note that due to the declining market price of our Company’s common stock, we have lowered the offering price and increased the number of shares of common stock offered for sale in Amendment No. 1 accordingly.

Sincerely,

KIBUSH CAPITAL CORPORATION

Warren Sheppard

Chief Executive Officer